

02003761

hours per response..... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42682

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

3-5-02 TV

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAR 1 2002

NAME OF BROKER-DEALER: RE INVESTMENT CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO. 080

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 Wilson Boulevard
(No. and Street)

Arlington (City) VA (State) 22203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy DiMauro 703-907-5952
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers,LLP
(Name – *if individual, state last, first, middle name*)

250 West Pratt Street, Suite 2100, Baltimore, MD 21201-2304
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20/02

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Stuart E. Teach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RE INVESTMENT CORPORATION, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exception

STATE OF VIRGINIA
COUNTY OF ARLINGTON
27 FEB 2002

Signature

President and Director
Title

Notary Public

My Comm. Exps. 12-31-04

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RE INVESTMENT CORPORATION AND SUBSIDIARY

(an indirect wholly-owned subsidiary of the NRECA United, Inc.)

Report of Independent Accountants on Consolidated Statement of Financial Condition as of December 31, 2001



PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

Board of Directors and Stockholder of
RE Investment Corporation and Subsidiary

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of RE Investment Corporation and Subsidiary (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 8, 2002

RE Investment Corporation and Subsidiary
Consolidated Statement of Financial Condition
as of December 31, 2001

ASSETS	
Cash and cash equivalents	$ 1,342,523
Investment in mutual funds, at market value	408,136
Accounts receivable	180,272
Due from Homestead Funds	376,442
Prepaid expenses and other assets	28,616
Deposit in escrow	12,216
Fixed asset, net (see Note 4)	50,179
Total assets	$ 2,398,384
LIABILITIES	
Accounts payable	$ 507,978
Accrued liabilities	632,682
	1,140,660
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	319,666
Accumulated earnings	937,058
Total stockholder's equity	1,257,724
Total liabilities and stockholders' equity	$ 2,398,384

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

RE Investment Corporation (the "Company") was organized on May 1, 1990 as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. The Company re-incorporated in the Commonwealth of Virginia on July 6, 1995. The Company is an indirect, wholly-owned subsidiary of NRECA United, Inc. ("NRECA").

NRECA provides personnel, property and services to the company at a cost equal to the portion of the NRECA's costs that are attributable to the Company. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed had the Company been operating as an unaffiliated corporation.

2. Significant Accounting Policies

The consolidated financial statements include the accounts of the Company's wholly-owned subsidiary, RE Advisers Corporation ("RE Advisers"), which is registered as an investment manager under the Investment Advisers Act of 1940.

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents.

The preparation of the consolidated statement of financial condition in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Investments in mutual funds are valued at the closing net asset value per share of the mutual fund on the day of valuation.

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which is five years for software.

3. Deposit in Escrow

RE Advisers has placed $12,216 in escrow with a bank for the purpose of covering the deductible amount on a fidelity bond held for Homestead Funds, Inc.

4. Property, Plant and Equipment

	December 31, 2001
Software	$ 52,820
Less accumulated depreciation and amortization	(2,641)
Investment property, net	$ 50,179

5. Investment Management and Administrative Agreements

The Company has entered into investment management agreements (the "Management Agreements") and administrative agreements (the "Administrative Agreements") with certain Homestead Funds, Inc. (the "Funds"), an affiliate of the Company. The Funds are a management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Management Agreements exist between the Company and the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Value Fund, Small Company Stock Fund, and the Nasdaq-100 Index Tracking Stock[SM] Fund. The Management Agreements provide for an annual investment management fee, computed daily and paid monthly based on each Funds' average daily net assets, at various rates as set forth in the Funds' Prospectus. Administrative Agreements exist between the Company and the Stock Index Fund, and the International Stock Index Fund. The Administrative Agreements provide for an annual administrative fee, computed daily and paid monthly based on the Funds' average daily net assets, at .25% as set forth in the Funds' Prospectus.

The Company has agreed, as part of the Expense Limitation Agreements entered into with each Fund, to assume as its own liability the expense of each Fund for all Fund operating expenses and certain other non-recurring expenses, which in any year exceed specified percentage amounts of the average daily net assets of each Fund. To pay such liability, the Company will first waive or reduce its investment management fee or administrative fee, as appropriate, and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. Pursuant to the Expense Limitation Agreements, $324,836 of management fees were waived from the Funds for the year ended December 31, 2001. The Company reimbursed the Homestead Funds $96,627 for the year ended December 31, 2001.

At December 31, 2001, the Funds owed $376,442 to RE Advisers for management fees due and amounts paid on their behalf.

RE Advisers has other investment management agreements with unrelated entities. As of December 31, 2001, RE Advisers' receivables from these companies were $180,272.

6. Investment in Homestead Funds

At December 31, 2001, the Company held shares in the Homestead Funds. These securities are classified as trading securities. Trading securities are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. Fair values are based on quoted market prices. The market value of securities owned at December 31, 2001 were as follows:

Short-Term Government Securities Fund	$ 71,890
Small-Company Stock Fund	226,692
Stock Index Fund	43,304
International Stock Index Fund	38,750
Nasdaq-100 Index Tracking Stock[SM] Fund	27,500
Total	$ 408,136

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $11,246 which was $6,246 in excess of its required net capital of $5,000. The Company's net capital ratio of aggregate indebtedness to net capital was 0 to 1. At December 31, 2001, the Company qualified for exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided in subparagraph (k)(1) of that Rule.

8. Income Taxes

The Company files a consolidated tax return with NRECA and the provision for income taxes is computed on a separate company basis.

The Company accounts for income taxes under the asset and liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. At December 31, 2001, there were no deferred tax assets or liabilities.

9. Related Parties

The Company distributed to its parent, NRECA, $1,420,572 in dividends during 2001, including the forgiveness of a loan in the amount of $600,000.

At December 31, 2001, the Company owed it's parent $302,835 for monthly services as described in Note 1 and other monthly operating expenses. In addition, the Company owed its parent a dividend in the amount of $205,143.

The Company also provides investment management and administrative services to the Funds as described in Note 5.

RE ADVISERS CORPORATION

(a wholly-owned subsidiary of RE Investment Corp.)

Report of Independent Accountants on Statements of Financial Condition as of December 31, 2001



PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

To the Board of Directors and Stockholder of
RE Advisers Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of RE Advisers Corporation (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 8, 2002

RE Advisers Corporation
Statement of Financial Condition
as of December 31, 2001

ASSETS	
Cash and cash equivalents	$ 1,328,777
Investment in mutual funds, at market value	408,136
Accounts receivable	180,272
Due from Homestead Funds	376,442
Deposit in escrow	12,216
Prepaid expenses and other assets	7,743
Total assets	$ 2,313,586
LIABILITIES	
Due to NRECA and affiliates	$ 507,978
Accrued liabilities	632,682
	1,140,660
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	251,868
Accumulated earnings	920,058
Total stockholder's equity	1,172,926
Total liabilities and stockholders' equity	$ 2,313,586

The accompanying notes are an integral part of this financial statement.

1. Organization

RE Advisers Corporation (the "Company"), a registered investment manager under the Investment Advisers Act of 1940, was organized on July 3, 1990 as a District of Columbia corporation. The Company reincorporated in the Commonwealth of Virginia on July 6, 1995. The Company is a wholly-owned subsidiary of RE Investment Corporation, which is an indirect, wholly-owned subsidiary of the NRECA United, Inc. ("NRECA").

NRECA provides personnel, property and services to the company at a cost equal to the portion of the NRECA's costs that are attributable to the Company. Accordingly, the financial statement may not necessarily be indicative of the financial position that would have existed had the Company been operating as an unaffiliated corporation.

2. Significant Accounting Policies

The Company has agreed to pay all expenses on behalf of RE Investment Corporation. RE Investment is under no obligation and has no current plan to repay such amounts. The amount of such expenses for the year ended December 31, 2001 was $573,416, which were funded from accumulated earnings.

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Investments in mutual funds are valued at the closing net asset value per share of the mutual fund on the day of valuation.

3. Deposit in Escrow

The Company has placed $12,216 in escrow with a bank for the purpose of covering the deductible amount on a fidelity bond held for Homestead Funds, Inc.

4. Investment Management and Administrative Agreements

The Company has entered into investment management agreements (the "Management Agreements") and administrative agreements (the "Administrative Agreements") with certain Homestead Funds, Inc. (the "Funds"), an affiliate of the Company. The Funds are a management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Management Agreements exist between the Company and the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Value Fund, Small Company Stock Fund and the Nasdaq-100 Index Tracking Stock℠ Fund. The Management Agreements provide for an annual investment management fee, computed daily and paid monthly based on each

Funds' average daily net assets, at various rates as set forth in the Funds' Prospectus. Administrative Agreements exist between the Company and the Stock Index Fund and the International Stock Index Fund. The Administrative Agreements provide for an annual administrative fee, computed daily and paid monthly based on the Funds' average daily net assets, at .25% as set forth in the Funds' Prospectus.

The Company has agreed, as part of the Expense Limitation Agreements entered into with each Fund, to assume as its own liability the expense of each Fund for all Fund operating expenses, excluding certain other non-recurring expenses, which in any year exceed specified percentage amounts of the average daily net assets of each Fund. To pay such liability, the Company will first waive or reduce its investment management fee or administrative fee, as appropriate, and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount.

Pursuant to the Expense Limitation Agreements, $324,837 of management fees were waived from the Funds for the year ended December 31, 2001. The Company reimbursed the Homestead Funds $96,627 for the year ended December 31, 2001.

At December 31, 2001 the Funds owed $376,442 to the Company for management fees due and for amounts paid on their behalf.

The Company has other investment management agreements with unrelated entities. As of December 31, 2001, the Company's receivables from these entities were $180,272.

5. Investment in Homestead Funds

At December 31, 2001, the Company held shares in the Homestead Funds. These securities are classified as trading securities. Trading securities are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. There were no sales during the year. The market value of securities owned at December 31, 2001 were as follows:

Short-Term Government Securities Fund	$ 71,890
Small-Company Stock Fund	226,692
Stock Index Fund	43,304
International Stock Index Fund	38,750
Nasdaq-100 Index Tracking Stock℠ Fund	27,500
Total	$ 408,136

6. Income Taxes

The Company files a consolidated tax return with NRECA and the provision for income taxes was computed on a separate company basis.

The Company accounts for income taxes under the asset and liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. At December 31, 2001, there were no deferred tax assets or liabilities.

7. Related Parties

The Company paid its parent, RE Investment Corporation, approximately $1,994,000 in dividends during 2001.

At December 31, 2001, the Company owed NRECA $302,835 for monthly services as described in Note 1 and other monthly operating expenses. In addition, the Company owed it's parent a dividend in the amount of $205,143.

The Company also provides investment management and administrative services to the Funds as described in Note 4.